November 26, 2024
Stephany Yang and Melissa Gilmore
Division of Corporate Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Medifast, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Response Dated October 30, 2024
Form 10-Q for the Fiscal Quarter Ended September 30, 2024
Filed November 4, 2024
File No. 001-31573
Dear Stephany Yang and Melissa Gilmore:
This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in the letter from the Staff dated November 18, 2024 (the “Comment Letter”) in regard to the above-referenced Form 10-K and Form 10-Q filed by Medifast Inc. (the “Company”, “we” or “our”).
The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment.

Response Letter Dated October 30, 2024
Company Response to Staff Comment 1, page 1

1.Your response to prior comment 1 states that management made the strategic decision to permanently discontinue future OPTAVIA Conventions during the quarter ended June 30, 2024 and that the amount incurred is not a normal, recurring, cash operating expense necessary to operate your business. Please describe the purpose of these conventions, tell us why they were discontinued, and explain how this decision will affect the OPTAVIA coaching model.
Response: The purpose of the annual OPTAVIA Convention was to bring our network of independent OPTAVIA coaches together in one location to provide networking opportunities, share leading practices, present new initiatives and product launches, and recognize achievements. As noted in our previous response, during the quarter ended June 30, 2024, management made the strategic decision that it was in the Company’s best interest to discontinue future OPTAVIA Conventions following the current year event in July 2024. This strategic decision allows the resources that have historically been allocated to OPTAVIA Convention to be deployed more effectively in other parts of the business in the future. This decision has no direct impact on the OPTAVIA coaching model. As a result of the growing acceptance of virtual meetings and technological advancements, the Company is able to foster team collaboration among OPTAVIA coaches and accomplish many of the same things done at the annual OPTAVIA Convention. Additionally, the Company maintains regular communication with coach leaders and uses those communication channels to discuss the topics that would previously have been addressed at OPTAVIA Convention. The Company intends to continue to operate its coaching model in the same way that it did prior to the cancellation of OPTAVIA convention and does not believe the cancellation of future OPTAVIA conventions will have any effect on the OPTAVIA coaching model.
2.We also note from your response to comment 1 that you entered into a strategic collaboration agreement with LifeMD to explore expanding into the medically supported weight loss market. Please explain in greater detail how your collaboration with LifeMD will be part of your core business and how it is expected to affect your operations (including as it relates to your strategy to return to growth and the broadening of customer acquisition activities, as noted in your Form 10-Q).
Response: The Company, at its core, is a health and wellness company known for its habit-based and coach-guided lifestyle solution. As previously disclosed in the Form 10-Q for the quarter ended September 30, 2024, “[m]edical weight loss solutions, such as GLP-1 medications, have become an increasingly key component of the overall health and wellness ecosystem…” The Company established its collaboration with LifeMD to provide OPTAVIA customers access to LifeMD’s board-certified affiliated clinicians, via LifeMD’s virtual care technology platform, and weight-loss medication, such as GLP-1s, when clinically appropriate. In order to establish this collaboration we committed to provide one-time payments, in aggregate $10.0 million, for enhancements to LifeMD’s platform, operations and supporting infrastructure to bring together customers, coaches, and clinicians, offering personalized care and support. The business purpose and alignment with our core business model from our collaboration with LifeMD are summarized in the following excerpts from the Management’s Discussion and Analysis of Financial Conditions and Results of Operations section of our Form 10-Q for the quarter ended September 30, 2024:
Medical weight loss solutions, such as GLP-1 medications, have become an increasingly key component of the overall health and wellness ecosystem, and the recent surging awareness and popularity of these weight loss medications serves as another major competing factor, as these products have prompted a huge change in the way that consumers think about weight loss and lifestyle modification solutions in general. We recognize that these weight loss medications have attracted significant attention from the market and pose a threat to our interactions with our customer base. Importantly, the efficacy claims of GLP-1 medications for weight loss are based specifically on their incorporation with lifestyle changes, such as through a structured program like OPTAVIA, that include a reduced calorie diet and increased physical activity. As a result, under Medifast’s offering, access to weight loss medications becomes one important element in an overall tailored lifestyle plan that also includes coaching, community support, nutritionally balanced meals, and exercise.
Our research shows that most of those who are interested in weight loss medications are also looking for support beyond a prescription, including clarity on how to incorporate healthy eating and exercise into their lifestyles while using these medical solutions. While medically supported weight loss can be effective, long-term success is dependent on nutrition and lifestyle changes.
The payments, $10.0 million in the aggregate, were made in order to establish the collaboration with LifeMD. Moving forward, we expect to continue to provide our OPTAVIA customers access to board-certified affiliated clinicians and weight loss medications, such as GLP-1s, through LifeMD, where clinically appropriate. We anticipate that the number of customers taking advantage of this access will continue to increase and become a more central part of how our coaches support those groups who are looking for medically supported weight loss. In addition, we are planning to launch a new product kit and plan specifically designed for those on GLP-1 medications. We anticipate that these efforts should help us reach new customers and broaden our customer acquisition strategy.
Form 10-Q for the Fiscal Year Quarter Ended September 30, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 25
3.We note that in your presentation of the non-GAAP measures, you have adjustments for supply chain optimization and restructuring of external manufacturing agreements, which include accelerated depreciation charges of approximately $9.2 million as disclosed on page 17. We also note that the accelerated depreciation charges relate to certain supply chain assets and reflect their impact of the adjusted useful lives. Please revise future filings to remove the accelerated depreciation charges as non-GAAP adjustments, or explain why they are appropriate. Refer to Question 100.04 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We have considered the Staff’s comment with respect to the accelerated depreciation charges for certain supply chain assets and acknowledge that recognizing accelerated depreciation charges is a normal part of GAAP under ASC 360-10. However, the accelerated depreciation recorded during the period is reflective of a single non-recurring supply chain optimization initiative resulting from (i) the planned closure of the Company’s Maryland Distribution Center in Ridgely, Maryland for which certain fixed assets within the facility were written down to fair value and (ii) review of the design, process flow and capacity utilization at our two remaining distribution centers, which resulted in the permanent removal from service of certain assets that were determined to have no alternative use or value, both as a result of a significant decrease in sales volumes. The Company does not expect any similar initiatives to occur. Accordingly, the Company does not believe the exclusion of this accelerated depreciation represents the substitution of individually tailored accounting measurements for those of GAAP as contemplated by Question 100.04. The adjustments do not change the pattern of recognition of amounts recorded under GAAP but rather are aimed at supplementing the Company’s reported GAAP numbers by providing an additional comparison of the Company’s underlying on-going operations.
4.In addition, we note the non-GAAP adjustment of approximately $2.6 million to cost of sales and gross profit in the nine months ended September 30, 2024 on page 27 related to supply chain optimization and restructuring of external manufacturing agreements. Please explain to us the nature of the cost and tell us why you believe it does not represent normal, recurring operating expenses. Refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response: As a result of significant reductions in sales volumes, the Company amended its multi-year contract with one of its largest co-manufacturers during the second quarter of 2024. The Company incurred $2.6 million in non-recurring costs as consideration for restructuring this contract. Given the one-time nature of these expenses, we believe that our non-GAAP adjustments for restructuring of external manufacturing agreements are in compliance with the rules for non-GAAP financial measures and are meaningful to investors and appropriate because the restructuring of external manufacturing agreement costs included in our non-GAAP adjustments are not normal, recurring, cash operating expenses necessary to operate our business.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (443) 379-5604 or Jon.Mackenzie@Medifastinc.com.

Very truly yours,
/s/ Jonathan B. MacKenzie
Vice President of Finance and Chief Accounting Officer
cc: Bryan Brown, Esq., Jones Day